

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

May 27, 2010

Via U.S. Mail

John P. Tavlarios
President
General Maritime Corporation
299 Park Avenue
New York, NY 10171

> **Re: General Maritime Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 11, 2010**
> **File No. 333-166527**

Dear Mr. Tavlarios:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1. Revise the second sentence of the second paragraph so that it is limited to factual matters only.

2. Please have counsel refile the opinion as of the date of effectiveness or remove references to "the date hereof" from the penultimate paragraph of the opinion.

3. The opinion makes inappropriate assumptions that "(ii) the Subsidiary Guarantee ... has been duly authorized by each Subsidiary Guarantor, and (iii) the Indenture has been duly authorized by the Company [and] each Subsidiary Guarantor." An opinion may refer to another that opines that such is the case, but it may not make this assumption. Please revise.

4. Please revise the first sentence on page 2 of the opinion to remove the language following the words "United States of America." Counsel's opinion must cover applicable state laws and may not rely upon such limitations.

5. Remove the first sentence of the final paragraph. Counsel may not attempt to limit reliance in any way.

Exhibit 5.2

6. Revise the second sentence of the second paragraph so that it is limited to factual matters only.

7. Please have counsel refile the opinion as of the date of effectiveness or remove references to "the date hereof" from the penultimate paragraph of the opinion.

Exhibit 5.3

8. Remove paragraph 2. Counsel may examine such documents as it deems appropriate to render the opinion but may not limit its opinion to certain documents.

9. Remove assumption paragraph (iv) as these factual matters may be confirmed by counsel.

10. Please delete assumption paragraphs (v), (vi) and (vii) as factual matters may be confirmed by counsel and the other matters seem fundamental to counsel's opinion.

11. Please revise assumption paragraph (ix) to limit it to future facts, since this present fact can be readily ascertained.

12. Refer to assumption paragraph (x). These facts appear fundamental to the opinion given and it does not seem appropriate to shift this risk. Please delete the assumption or revise.

13. Please remove assumption paragraph (xii). Since it is likely that the Principal Agreements and Notes are not legal, valid, binding and enforceable under the laws of any jurisdiction other than the applicable choice of law jurisdiction, this assumption appears inappropriate.

14. Please explain the need for assumption paragraph (xiv) as these facts appear readily ascertainable.

15. Refer to paragraph 6. Either remove or explain the need for the phrase "of general application." It appears that all applicable Singaporean laws should be covered by the opinion.

16. Please have counsel refile the opinion as of the date of effectiveness or remove references to "the date hereof" from paragraph 6 and "the date of this opinion" from paragraph 7(iv).

17. Please delete the third sentence of paragraph 9. Purchasers of the securities pursuant to this registration statement are entitled to rely upon counsel's legal opinion.

Exhibit 5.4

18. Revise the second sentence of the second paragraph so that it is limited to factual matters only.

19. Please have counsel refile the opinion as of the date of effectiveness or remove references to "the date hereof" from the penultimate paragraph of the opinion.

20. Remove the first sentence of the final paragraph. Counsel may not attempt to limit reliance in any way.

Exhibit 5.5

21. Delete references to Furnished documents and Schedule 2. Counsel may examine such documents as it deems appropriate to render the opinion but may not limit its opinion to certain documents.

22. Please have counsel refile the opinion as of the date of effectiveness or remove references to "as at the date of this Opinion Letter," "as of the execution date," and "the date hereof" from the opinion.

23. Please delete assumption (a), (b), and (c) because these facts are readily

ascertainable by counsel.

24. Revise to remove assumption (e). Counsel may make such inquiries as it deems necessary to render its opinion but may not make such limitations.

25. Please revise assumption (g) to describe the Russian guarantor's statement on the full share capital payment and to explain why you assume its veracity rather than ascertain it.

26. Please revise to describe the documents you reference in assumption (h). In addition, limit your assumption to factual matters only.

27. Please delete assumption (i) as this fact is readily ascertainable by counsel.

28. Please explain the meaning and necessity for assumption (j).

Exhibit 5.6

29. Revise assumption (e) so that it refers to future events only.

30. Refer to the final paragraph on page 2. Remove references to "current law and practice in Bermuda" as the opinion must be given on the date of effective.

31. Delete the final sentence of the final paragraph on page 2. Counsel may not attempt to limit reliance.

Exhibit 5.7

32. Revise the second sentence of the second paragraph so that it is limited to factual matters only.

33. Please have counsel refile the opinion as of the date of effectiveness or remove references to "the date hereof" in the penultimate paragraph of the opinion.

34. Delete the first sentence of the final paragraph on page 2. Counsel may not attempt to limit reliance.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tarik Gause at (202) 551-3528 or, in his absence, me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Thomas E. Molner
       Terrence L. Shen
       Kramer Levin Naftalis & Frankel LLP
       (212) 715-8000 *(facsimile)*